ROCKET LAB USA, INC.

3881 McGowen Street

Long Beach, California 90808

May 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rocket Lab USA, Inc.

Registration Statement on Form S-1

File No. 333-264781

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Rocket Lab USA, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-264781), as amended, be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on May 27, 2022 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to W. Stuart Ogg of Goodwin Procter LLP at (650) 752-3295 and that such effectiveness also be confirmed in writing.

Very truly yours,

Rocket Lab USA, Inc.

By:	/s/ Arjun Kampani
Name: Arjun Kampani
Title: Senior Vice President, General Counsel and Secretary
cc:	Peter Beck, Rocket Lab USA, Inc.

Sebastian Bacon, Goodwin Procter LLP

Andrianna Frinzi, Goodwin Procter LLP